UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     SPORTS ENTERTAINMENT ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849178 20 7
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                                     with a copy to:
RFX ACQUISITION LLC                                  GREENBERG TRAURIG, LLP
650 MADISON AVENUE, 16TH FLOOR                       200 PARK AVENUE
NEW YORK, NEW YORK 10022                             NEW YORK, NY 10166
ATTN:  HOWARD TYTEL, ESQ.                            ATTN: ALAN ANNEX, ESQ.
TEL. NO.: (212) 753-3188                             TEL. (212) 801-9200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849178 20 7               13D                       Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     RFX ACQUISITION LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     11-3734978
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    62,629,318(1) (see Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    62,629,318(1) (see Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,629,318(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     96% OF COMMON STOCK(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $1.00 per share, (ii) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $1.50 per share, and (iii) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $2.00 per share.
(2) Based on 4,283,061 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on December 15, 2004.

CUSIP No. 849178 20 7               13D                       Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ROBERT F.X. SILLERMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    62,629,318(1) (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    62,629,318(1) (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,629,318(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     96% OF COMMON STOCK(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $1.00 per share, (ii) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $1.50 per share, and (iii) 8,689,599 shares of Common Stock underlying warrants to purchase Common Stock at $2.00 per share.
(2) Based on 4,283,061 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on December 15, 2004.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value per share (the "Common Stock"), of Sports Entertainment Enterprises, Inc., a Colorado corporation ("SPEA" or the "Issuer"), having its principal executive offices at 6730 Las Vegas Blvd. South, Las Vegas, Nevada 89119.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) - (b) and (f)

                  This statement is being filed jointly by RFX Acquisition LLC, a Delaware limited liability company ("RFX"), and Robert F. X. Sillerman ("Sillerman," and collectively with RFX, the "Reporting Persons").

                  RFX was formed by Sillerman, together with Michael G. Ferrel,
D. Geoffrey Armstrong, Mitchell J. Slater and Howard J. Tytel, to invest in and to take control of the Issuer and has no other principal business. The business address of RFX is 650 Madison Avenue, 16th Floor, New York, New York 10022. Sillerman is the managing member of RFX. The business address of Sillerman is c/o RFX Acquisition LLC, 650 Madison Avenue, 16th Floor, New York, New York 10022.

                  Other than Sillerman, there are no executive officers, directors or control persons of RFX.

                  (d) - (e)

                  During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The funds for the purchase by RFX of (i) 34,320,124 shares of SPEA's Common Stock at an aggregate price of $3,432,012.40; (ii) 2,240,397 shares of SPEA's Common Stock at an aggregate price of $224,039.70; (iii) 8,689,599 shares of SPEA's Common Stock underlying warrants to purchase common stock at a price of $1.00 per share (or an aggregate price of $8,689,599); (iv) 8,689,599 shares of SPEA's Common Stock underlying warrants to purchase common stock at a price of $1.50 per share (or an aggregate price of $13,034,398.50); and (v) 8,689,599 shares of SPEA's Common Stock underlying warrants to purchase common stock at a price of $2.00 per share (or an aggregate price of $17,379,198), will be obtained by RFX from a capital contribution provided by Sillerman, its managing member, and its other members.

ITEM 4. PURPOSE OF TRANSACTION

                  On December 15, 2004, RFX entered into a stock purchase agreement with SPEA and certain principal stockholders of SPEA, in which RFX agreed to purchase 34,320,124 newly issued shares of SPEA Common Stock at a price of $0.10 per share, for an aggregate purchase price of $3,432,012.40, and to take control of SPEA. Under the terms of such stock purchase agreement, at the closing of the transactions contemplated by the agreement, SPEA will issue to RFX warrants to purchase (i) 8,689,599 shares of SPEA Common Stock at an exercise price of $1.00 per share, (ii) 8,689,599 shares of SPEA Common Stock at an exercise price of $1.50 per share, and (iii) 8,689,599 shares of SPEA Common Stock at an exercise price of $2.00 per share, pursuant to warrant agreements to be entered into by SPEA and RFX at the closing. Concurrently with the execution of such stock purchase agreement, RFX entered into a separate stock purchase agreement with certain principal stockholders of SPEA, in which RFX agreed to purchase directly from such principal stockholders an aggregate of 2,240,397 shares of SPEA Common Stock owned by such principal stockholders at a price of $0.10 per share, for an aggregate purchase price of $224,039.70. Upon consummation of these transactions, RFX and its affiliates, including Sillerman, may be deemed to beneficially own approximately 94% of the outstanding capital stock of SPEA (or 96% assuming exercise of the warrants). The foregoing stock purchase agreements are hereinafter referred to in this Schedule 13D as the "Purchase Agreements."

                  In addition, simultaneously with the execution of the Purchase Agreements, RFX and SPEA entered into a contribution and exchange agreement with two entities controlled by Lisa Marie Presley, pursuant to which RFX agreed to acquire a controlling interest in SPEA simultaneous with and conditioned upon SPEA's acquisition of a controlling interest in entities which control the commercial utilization of the name, image and likeness of Elvis Presley, the operation of Graceland and the surrounding properties, as well as revenue derived from Elvis' music, films and television specials (the "Contribution Agreement"). Concurrently with and conditioned upon the contribution by RFX, Ms. Presley will contribute 85% of the outstanding equity interests of the two entities that own the assets of and control the Presley businesses in exchange for total consideration of approximately $100 million. Ms. Presley will retain a 15% interest in the two entities, which would operate as 85%-controlled subsidiaries of SPEA.

                  Mr. Sillerman has agreed that, following completion of the transaction and subject to certain minor conditions and exceptions, he and certain of his affiliates will conduct all of their active media and entertainment - related activities through SPEA.

                  The closing of these simultaneous transactions remains subject to a number of significant conditions precedent, including completion of a three year audit of the combined operations of the Presley entities which is currently being conducted. Approval of SPEA's existing stockholders is not required to complete these transactions.

                  If and when the transactions are consummated and upon compliance with all applicable rules and regulations, all of SPEA's current board members will resign and designees of RFX, including Sillerman, will be appointed to and assume control of SPEA's board of directors. In connection with her receipt of SPEA preferred stock under the terms of the Contribution Agreement, Ms. Presley will have the right to either serve as a director of SPEA or to designate an individual to serve on her behalf. In accordance with Rule 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a
Schedule 14F Information Statement will be filed with the Securities and Exchange Commission and mailed to SPEA's stockholders at least 10 days prior to effectuation of such change of control. It is contemplated that following the closing of the transactions contemplated by the Purchase Agreements and the Contribution Agreement, the current executive officers of SPEA will resign.

                  RFX will acquire the SPEA Common Stock for investment purposes. In connection with its investment, RFX will acquire control of SPEA.

                  Although the Reporting Persons believe that the shares which they may be deemed to beneficially own are an attractive investment, they will monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to
(i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, (iii) increase or decrease their participation in the determination of the Issuer's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Persons may determine to increase their interest in the Issuer through one or more transactions in the open market.

                  Except as described in this Item 4 and in Item 6 which is incorporated herein by reference, the Reporting Persons do not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure (vii) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Assuming the transactions contemplated by the Purchase Agreements and the Contribution Agreement are consummated, RFX will be the record and beneficial owner of 62,629,318 shares of SPEA Common Stock (assuming exercise in full of warrants to purchase SPEA Common Stock described in Item 4 above), which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and, as of December 15, 2004, there being 4,283,061 shares of SPEA Common Stock issued and outstanding, represents approximately 96% of the issued and outstanding SPEA Common Stock.

                  Upon consummation of the transactions contemplated by the Purchase Agreements and the Contribution Agreement, Sillerman, as the managing member of RFX, may, pursuant to Rule 13d-3 promulgated under the Exchange Act and based on there being 4,283,061 shares of SPEA Common Stock issued and outstanding, be deemed to be the beneficial owner of 62,629,318 shares of SPEA Common Stock, representing approximately 96% of the issued and outstanding SPEA Common Stock.

                  To the best knowledge of the Reporting Persons, except as described herein, none of the persons or entities listed in response to this
Item 5(a) nor any executive officer, director or controlling person of any of them beneficially owns or has the right to acquire any SPEA Common Stock.

                  The filing of this Schedule l3D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of SPEA Common Stock owned by other parties. Sillerman expressly disclaims beneficial ownership of the 62,629,318 shares of SPEA Common Stock owned directly by RFX.

                  Each of the Reporting Persons disclaims membership in a group with regard to the SPEA Common Stock for purposes of Section 13(d) of the Exchange Act.

                  (b) Assuming the transactions contemplated by the Purchase Agreements and the Contribution Agreement are consummated, each of RFX and Sillerman, as the managing member of RFX, will have shared voting power and shared dispositive power with respect to all of the 62,629,318 shares of SPEA Common Stock beneficially owned by RFX and which, pursuant to Rule 13d-3 of the Exchange Act, Sillerman may be deemed to beneficially own.

                  To the knowledge of RFX and Sillerman, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

                  To the knowledge of RFX and Sillerman, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (c) Except as described herein and as previously described in this Item and in Item 3 and Item 4 above, no transactions in the SPEA Common Stock have been effected by the Reporting Persons during the last 60 days.

                  (d) To the knowledge of RFX and Sillerman, upon consummation of the transactions contemplated by the Purchase Agreements and the Contribution Agreement, only RFX and Sillerman will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by RFX and Sillerman.

                  (e) Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Reference is made to Item 4 of this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  Pursuant to the terms of a stock pledge agreement dated as of December 15, 2004, in order to induce RFX to enter into the Purchase Agreements and the Contribution Agreement, certain principal stockholders of SPEA pledged and granted a security interest in shares of SPEA Common Stock equal to 10% of the shares of SPEA Common Stock owned by such principal stockholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2004

                             RFX ACQUISITION LLC

                             By: /s/ Robert F.X. Sillerman
                                 -----------------------------------------------
                                 Name:  Robert F.X. Sillerman
                                 Title: Managing Member

                                         /s/ Robert F.X. Sillerman
                                         ---------------------------------------
                                         ROBERT F. X. SILLERMAN